EXHIBIT 8.1

List of Subsidiaries

Name	Jurisdiction of Incorporation
Candela Corporation	Delaware
Syneron Inc.	Delaware
Syneron Canada Corp.	Canada
Syneron Candela Corp. Australia PTY. Ltd.	Australia
Candela Laser (Deutschland) GmbH	Germany
Candela France SARL	France
Candela Iberica S.A.	Spain
Candela Italia	Italy
Candela KK	Japan
Candela Portugal, Unipessoal Lda.	Portugal
Candela (U.K.) Limited	United Kingdom
Inlight Corp.	California
Medical Holdings (BVI) Inc.	British Virgin Islands
Medical Holdings (Cayman) Inc.	Cayman Islands
Primaeva Medical Inc.	Delaware
Rakuto Bio Technologies Ltd.	Israel
Syneron (Beijing) Medical & Cosmetics Enterprise Ltd.	China
Syneron/Candela (Beijing) Medical Technologies Co., Ltd.	China
Syneron Switzerland GmbH	Switzerland
Syneron Holdings LLC	Delaware
Syneron GmbH	Germany
Syneron Medical (HK) Ltd.	Hong Kong
UltraShape Europe B.V.	Netherlands
UltraShape Ltd.	Israel
New Star Lasers, Inc. (CoolTouch)	California